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                                                                   EXHIBIT 99.10

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
Contacts: For Lund             For Harvest Partners George    For Deflecta-Shield Ron Fox
  International Holdings       Sard/Anton Nicholas Sard       515/961-6100
  William J. McMahon/Kathy     Verbinnen & Co 212-687-8080
  Smith 612/576-4200
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           LUND TO ACQUIRE DEFLECTA-SHIELD FOR $16 PER SHARE IN CASH,
          CREATING LEADING MAKER OF LIGHT TRUCK APPEARANCE ACCESSORIES

                 HARVEST PARTNERS TO INCREASE OWNERSHIP OF LUND

    ANOKA, MN, and INDIANOLA, IA, November 26, 1997 -- Lund International Holdings Inc. (NASDAQ: LUND), a leading manufacturer of appearance accessories for light trucks, and Deflecta-Shield Corporation (NASDAQ: TRUX), a leading manufacturer of both light truck and heavy truck accessories, today announced they have signed a definitive merger agreement that will create the preeminent manufacturer of light truck appearance accessories and a leader across the entire truck accessories market.

    The agreement, approved unanimously by both Boards of Directors, provides for Lund to acquire Deflecta-Shield for $16 per share in cash. Under the agreement, Lund will make a tender offer for all 4.8 million Deflecta-Shield shares and expects to commence the offer promptly. Two principal shareholders, who in total own approximately 40% of Deflecta-Shield shares, have already agreed to tender their shares. Any shares not tendered and purchased pursuant to the tender offer will be cashed out in a subsequent merger at the net cash price of $16 per share, subject to appraisal rights under applicable Delaware law.

    The transaction, expected to close late next month, has a total value of approximately $90 million including approximately $10 million in assumed debt. The acquisition is expected to be accretive to Lund's earnings per share in 1998 and increasingly accretive thereafter. Revenues of the combined companies are expected to be approximately $130 million in 1998.

    As part of the transaction, an affiliate of Harvest Partners, a leading New York private investment firm, will invest as equity approximately $30 million in Lund to increase its ownership in the Company. Harvest acquired a 38.4% stake in Lund from founder Allan Lund on September 9, 1997. Lund International also has committed debt financing of $87 million from Heller Financial Inc. for the acquisition of Deflecta-Shield and for working capital.

    "This acquisition combines Lund's leading position and brand name strength in accessories for pick-up trucks, sport utility vehicles and minivans with Deflecta-Shield's complementary strengths and history of strong revenue growth to create the leader in the truck appearance accessories market," said William
J. McMahon, Chief Executive of Lund International. "We believe this company will create tremendous breadth and strength across a wide variety of products and services for our customers. The acquisition should maximize value for our shareholders by creating synergies while opening up new sales opportunities for Lund in the heavy truck category and the OEM market. We are excited by the superb growth prospects of the combined companies."

    Russell E. Stubbings, President and Chief Executive Officer of Deflecta-Shield, said, "Joining a first-class company like Lund International --with operations, products and services that complement our own so well--creates significant benefits for both companies. This strategic partnership will create tremendous products and services for our customers while maximizing value for our shareholders. We look forward to working with Lund to integrate the two companies quickly and effectively."

    "The combination of Lund and Deflecta-Shield will create a powerhouse in the fragmented $1.5 billion light truck accessories market, where no other company in the markets we serve has annual sales in excess of $100 million," said Ira Kleinman, a General Partner of Harvest Partners who recently became Chairman of the Board of Lund International. "Lund is a superb platform for further growth, and we intend to seek more acquisitions in this consolidating industry."
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    The closing of the tender offer will be subject to a majority of the common stock of Deflecta-Shield on a fully diluted basis being tendered, as well as to other customary conditions. The merger agreement restricts Deflecta-Shield from actively soliciting any other offers while, consistent with the fiduciary duties of the Deflecta-Shield Board of Directors, providing that Deflecta-Shield may respond to certain unsolicited offers or indications of interest. The agreement also provides for appropriate break-up fees for Lund under certain circumstances, including the termination of the merger agreement by Deflecta-Shield to accept a superior proposal, in which event the shareholder agreement to tender to Lund also terminates.

    Piper Jaffray Companies Inc. is the financial advisor to Lund. Wasserstein Perella & Co. LLC is the financial advisor to Deflecta-Shield and provided a fairness opinion to the Company.

    Based in Anoka, MN, Lund International Holdings is a leading designer, manufacturer and marketer of a broad line of fiberglass and plastic appearance accessories for new and used light trucks, including pick-up trucks, sport utility vehicles, mini-vans and other vans.

    With annual sales of $72 million, Deflecta-Shield manufactures fiberglass, plastic and aluminum appearance accessories for light trucks and heavy trucks. Based in Indianola, IA, the company also supplies suspension systems and shock absorbers for light trucks.

    Harvest Partners, Inc. is a private investment firm which focuses on management buyouts and growth financings of medium-size manufacturing, specialty services and distribution businesses. Founded in 1981, Harvest is best known for its expertise in structuring multinational management buyouts and for its successful platform acquisitions. Harvest currently has in excess of $600 million in capital under management from leading U.S. and multinational institutions, including Asea Brown Boveri, Volvo, an equity affiliate of Deutsche Bank, MassMutual, PPM America, and several leading public and private U.S. pension funds. # # #

    Statements in this press release relating to future financial results, ongoing company operations, the effects of the acquisition, trends and market analysis, among others, are forward-looking statements under the Private Securities Litigation Reform Act of 1995. These statements involve risks and uncertainties which could cause results to differ materially from those anticipated. Among the factors that could cause anticipated results of the acquisition to differ materially are the following: inability to obtain expected efficiencies, or to obtain them in a timely manner; inability to effectively manage a larger enterprise, to integrate the two companies, or to control costs associated with such integration; and the representations, warranties and covenants made in the merger agreement proving to be materially untrue. In addition, both Lund's business and Deflecta-shield's business and operations (and anticipated results) including the following: consumer preference changes, risk of expansion into new distribution channels, delays in designing, developing, testing or shipping of products, increased competition, general economic developments and trends, developments and trends in the light truck and automotive accessory market and increased costs. This is not an exhaustive list and the Company may supplement this list in future filings or releases or in connection with the making of forward-looking statements.